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                            July 27, 2021

       Jean-Michel Ribi  ras
       Chief Executive Officer
       Sylvamo Corporation
       6400 Poplar Avenue
       Memphis, TN 38197

                                                        Re: Sylvamo Corporation
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted July 13,
2021
                                                            CIK No. 0001856485

       Dear Mr. Ribi  ras:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to the Draft Registration Statement on Form 10

       Summary Historical Financial Data, page 29

   1. We note your response to prior comment 1; however, it appears to us your presentation of the non-GAAP financial
measure, Adjusted EBITDA Conversion, does not fully comply
                                                        with the requirements
of Question 102.10 of the C&DI related to non-GAAP financial measures. In this
regard, please address the following:

                                                              You present
charts related to the non-GAAP financial measure on pages 15 and
                                                            117 without
presenting charts for the most directly comparable GAAP measure with equal or greater
prominence; and
 Jean-Michel Ribi  ras
Sylvamo Corporation
July 27, 2021
Page 2

             You present the non-GAAP financial measure in the table on page 29 without presenting the most directly comparable GAAP measure with equal or greater prominence.
Combined Financial Statements
General, page F-1

2. As noted in your response letter dated June 15, 2021, please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in your next amendment.
       You may contact Ernest Greene at 202-551-3733 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameJean-Michel Ribi  ras
                                                           Division of
Corporation Finance
Comapany NameSylvamo Corporation
                                                           Office of
Manufacturing
July 27, 2021 Page 2
cc:       Eric T. Juergens
FirstName LastName